Darren C. Skinner
Darren.Skinner@aporter.com

+1 202.942.5636
+1 202.942.5999 Fax

555 Twelfth Street, NW
Washington, DC 20004-1206

November 28, 2012

CORRESPONDENCE FILED
VIA EDGAR TRANSMISSION

Mark S. Webb

Legal Branch Chief

Division of Corporation Finance

100 F Street, N.E.

United States Securities and Exchange Commission

Washington, D.C.  20549

Re:	Walker & Dunlop, Inc.
Registration Statement on Form S-3
Filed October 4, 2012; File No. 333-184297

Dear Mr. Webb:

On behalf of our client, Walker & Dunlop, Inc. (the “Company”), we hereby requests acceleration of the effective date of the above referenced registration statement to 10:00 a.m. (EDT) on Thursday, November 29, 2012, or as soon thereafter as practicable.

The Company confirms that it is aware of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of securities specified in the above referenced registration statement.  Further, in connection with this acceleration request, the Company hereby acknowledges that:

•                  should the Securities and Exchange Commission (the “Commission”) or the Staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (202) 942-5636, or, in my absence, Neil Goodman at (202) 942-5191, with any questions or comments you may have regarding this letter.

Sincerely,

/s/ Darren C. Skinner